UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

[redacted]

06003880

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-50140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2005** and ending **December 31, 2005**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Loop Capital Markets, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
200 West Jackson Blvd., Suite 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Albert R. Grace, Jr. (312) 913-4905
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

BEST AVAILABLE COPY

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

LOOP CAPITAL MARKETS, LLC

Chicago, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2005 and 2004

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

LOOP CAPITAL MARKETS, LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

The Members of
Loop Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statements of financial condition of Loop Capital Markets, LLC as of December 31, 2005 and 2004, for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Loop Capital Markets, LLC as of December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
February 3, 2006

LOOP CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 3,494,875	$ 3,832,945
Deposits with clearing organization	125,577	150,858
Due from clearing organization	-	1,533,612
Underwriting receivables	1,364,642	986,807
Fees and commissions receivable	370,131	192,345
Securities owned	5,468,578	-
Due from related parties	-	103,525
Prepaid expenses	72,538	114,778
Refundable income taxes	-	121,925
Total Current Assets	10,896,341	7,036,795
FURNITURE AND EQUIPMENT		
Equipment held under capital lease	670,262	669,768
Equipment	517,802	487,122
Furniture and fixtures	1,038,595	1,038,595
Total Furniture and Equipment	2,226,659	2,195,485
Less - Accumulated depreciation	1,004,103	628,623
Net Furniture and Equipment	1,222,556	1,566,862
OTHER ASSETS		
Non-depreciable assets	47,073	47,073
Total Other Assets	47,073	47,073
TOTAL ASSETS	$ 12,165,970	$ 8,650,730

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Obligations under capital lease	$ 152,983	$ 149,486
Deferred rent	87,181	91,364
Accounts payable	378,347	539,675
Accrued expenses	647,043	871,329
Accrued income taxes	17,500	-
Accrued underwriting costs	-	351,226
Due to clearing broker	4,261,322	-
Total Current Liabilities	5,544,376	2,003,080
LONG-TERM LIABILITIES		
Obligations under capital lease	202,319	330,701
Total Liabilities	5,746,695	2,333,781
SUBORDINATED BORROWINGS	2,500,000	2,500,000
MEMBERS' EQUITY	3,919,275	3,816,949
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 12,165,970	$ 8,650,730

See notes to statements of financial condition.

NOTE 1 - Nature of Operations

Effective May 6, 2004, Loop Capital Markets, LLC (the "Company"), previously an Illinois Limited Liability Company, was reorganized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are generally allocated in accordance with the respective members' ownership interests.

The Company is an introducing broker and dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). All customer transactions are executed and cleared through another registered broker on a fully disclosed basis.

The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities and, accordingly, is exempt from the provision of Rule 15c3-3 of the SEC.

The Company provides municipal, taxable fixed income and equity securities, underwriting services, financial advisory, equity and fixed income research, and trading execution for institutional customers.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Equity and fixed income commissions are recorded on a trade-date basis. Underwriting commissions are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed. Financial advisory fees and interest income are recorded when earned.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts. The carrying amount of such equivalents approximates their fair value due to the short-term nature of these instruments.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis, with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are carried at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Furniture and Equipment

Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets as follows:

Equipment held under capital lease	5-7 years
Equipment	5-7 years
Furniture and fixtures	7 years

Depreciation and amortization expense was $382,359 and $308,619 for the years ended December 31, 2005 and 2004, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Assets Held Under Capital Lease

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets and is included with depreciation expense.

Deferred Rent

In accordance with Statement of Financial Accounting Standards No. 13, *Accounting For Leases*, rent expense for leased office space is recorded on the straight-line method over the terms of the related lease agreement. As a result, recorded rent expense exceeded actual lease payments for the year ended December 31, 2004 by $37,445. For the year ended December 31, 2005, actual lease payments exceeded recorded rent expense by $4,183.

Income Tax

As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with the operating agreement and no provision or liability for income taxes has been included in the financial statements. The Company is liable for certain state and local income taxes. Accordingly, the financial statements include a state and local tax provision.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Due From and Payable to Broker-Dealers

The Company clears its proprietary and customer transactions through another broker-dealer (clearing organization) on a fully disclosed basis. At December 31, 2005, the Company had amounts due to this clearing organization totaling $4,261,321. At December 31, 2004, the Company had amounts due from this clearing organization totaling $1,533,612.

NOTE 4 - Senior Revolving Line-of-Credit

On December 11, 2000, the Company entered into a $25,000,000 senior revolving line-of-credit agreement with Harris Trust and Savings Bank (Harris Bank). On November 19, 2002, the available line-of-credit was increased to $75,000,000 (Existing Note). The terms of the agreement state that the note shall bear interest at a rate agreed upon by the Company and Harris Bank from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement. As of December 31, 2005 and 2004, the Company had no outstanding advances under this revolving line-of-credit agreement.

On February 20, 2004, Harris Bank and the Company executed a $100,000,000 (Replacement Note) demand promissory master note that was issued in substitution and replacement of the Existing Note. All the terms, conditions, and provisions of the Existing Note remain in full force and effect for the Replacement Note.

During 2005 and 2004, the Company had no outstanding advances under the senior revolving line-of-credit agreement. While the company had advances under the senior revolving line-of-credit during 2005, there were no outstanding advances at December 31, 2005 or 2004.

NOTE 5 - Subordinated Revolving Line-of-Credit

On August 21, 2001, the Company entered into a $2,500,000 subordinated revolving line-of-credit agreement with Harris Bank. The terms of the agreement state that the note shall bear interest equal to the lessor of the prime rate plus 2.25% or at an adjusted London InterBank Offered Rate (LIBOR), as defined in the agreement, plus 5.25%. The prime rate was 7.25% and 5.00% at December 31, 2005 and 2004, respectively and the three month LIBOR was 4.54% and 1.15% at December 31, 2005 and 2004, respectively. The agreement initially matured on September 30, 2002 and has been amended for additional periods. As amended, the revolving line-of-credit matures on April 1, 2006. Under the terms of the agreement, the Company is subject to certain restrictive covenants, including minimum capital requirements, capital withdrawals, and maximum aggregate indebtedness.

On September 4, 2001, and as amended on January 20, 2004, the Company obtained NASD approval that the borrowings under this agreement are available as capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

The Company had outstanding advances under this line-of-credit of $2,500,000 as of December 31, 2005 and 2004.

NOTE 6 - Capital Leases

The Company has entered into capital leases to finance the acquisition of certain furniture and equipment.

Future minimum lease payments due under capital lease obligations subsequent to December 31, 2005 are as follows:

Year	Amount
2006	$ 173,166
2007	119,419
2008	96,312
Total minimum lease payments	388,897
Less: amount representing interest	(33,595)
Present value of minimum lease payments	355,302
Less: current portion	(152,983)
Long-term portion	$ 202,319

NOTE 7 - Employee Benefit Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made no matching contributions for the years ended December 31, 2005 and 2004.

NOTE 8 - Due from Related Parties

During 2004, the Company made non-interest bearing advances to related parties in the amount of $6,364. During 2005, the full balance, $103,525, was repaid.

NOTE 9 - Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating leases that expire during various times through January 31, 2014. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which due to the short term nature of the lease are not included in the schedule below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2005 for each of the next five years and in the aggregate are:

Year	Amount
2006	$ 504,618
2007	510,459
2008	517,239
2009	524,187
2010	543,146
Thereafter	1,090,500
Total	$3,690,149

Rent expense, including deferred rent, was $780,870 and $877,608 for the years ended December 31, 2005 and 2004.

NOTE 10 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

The Company's cash is primarily held by one major financial institution. Deposits held with this institution exceed the amount of federal insurance provided for such deposits. These deposits may be redeemed upon demand.

NOTE 11 - Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

NOTE 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the capital rules of the NASD, which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2005 and 2004, the Company had adjusted net capital of $4,125,653 and $3,749,193, respectively, which was $3,875,653 and $3,499,193, respectively, in excess of its required net capital of $250,000. The Company's ratios of aggregate indebtedness to net capital were 0.36 to 1, and 0.53 to 1, respectively.

NOTE 13 - Regulatory Inquiries

The Company has been informed by both the Securities Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) that they have commenced examinations of the Company's political contribution practices and use of consultants under Municipal Securities Rulemaking Board Rules G-37 and G-38. The Company has been cooperating with the examinations and intends to fully cooperate with both the SEC and the NASD. The Company has not been sanctioned in connection with this matter, and it is not possible at this time to predict the likelihood of imposition of penalties or the amount of penalties, if any.